

VIA FACSIMILE AND U.S. MAIL

March 26, 2010

Kent W. Hackamack
Vice President of Finance and Treasurer
Titan International, Inc.
2701 Spruce Street
Quincy, Illinois 62301

> **RE:** **Titan International, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **File No. 1-12936**

Dear Mr. Hackamack:

We have reviewed your response letter filed on March 19, 2010 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

General

1. In response to comment one of our letter dated February 24, 2010, you state that the main term that would be important to an investor with respect to the Goodyear license agreement "includes the financial impact on Titan and the term (i.e. duration) of the contract." You also argue that information about the annual royalty expense to Titan is public information; however, your analysis does not address the financial impact that the sale of Goodyear branded tires has had and continues to have on your business. Please tell us what that financial impact has been and the role that it played in your determination of whether your business depends to a material extent on the license agreement. Please be advised that if the license agreement is considered to be material pursuant to the criteria set forth in Item 601(b)(10)(ii)(B) of Regulation S-K, you may file a redacted version of this agreement with your next periodic report and simultaneously request confidential treatment of the

information you seek to keep confidential. For additional guidance, please see comment one of our letter dated January 20, 2010.

2. In response to comment two of our letter dated February 24, 2010 you state that one of the reasons that the agreement with John Deere is not material is that in prior years you have done business with this significant customer (accounting for 24% of your 2009 sales) without the presence of a contract. Your argument fails to address, however, why since 2004 the business has been conducted pursuant to a written arrangement, which term has been extended, rather than continue operating without the presence of a written contract. In addition, your argument that the 22% of your John Deere business for 2008 was a combination of "all the John Deere contracts" (of which you discuss only two) does not reflect the fact that your business is not a diversified business, the sole focus of which is the sale of tires. In the third paragraph of your response to our prior comment two you also state that you have had to replace OEM's with business from other customers, giving you reason to believe that you are not dependent on any one customer. Such statement appears to contradict your risk factor "The company's customer base is relatively concentrated" on page 12 of your latest annual report. In light of these facts, it appears that you are substantially dependent upon the two contracts with John Deere, such that the contracts should be filed as exhibits pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. Please advise or otherwise file these contracts as exhibits.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Era Anagnosti, Attorney, at (202) 551-3369 or, in her absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief